theglobalconsulting group [GRAPHIC OMITTED]

            [TELE NORTECELULAR PARTICIPACOES S.A.] [GRAPHIC OMITTED]

[AMAZONIA CELULAR]      Joao Cox                 Leonardo Dias                      Isabel Viera
[GRAPHIC OMITTED]       Chief Financial Officer  Investor Relations Manager       Vice President
                        Jcox@telepart.com.br     Ldias@telepart.com.br      Isabel.viera@tfn.com
                        (55 61) 429-5600         (55 61) 429-5673                 (212) 807-5110


[TCN LISTED NYSE LOGO]   TELE NORTE CELULAR PARTICIPACOES S.A. REPORTS
[GRAPHIC OMITTED]              SECOND QUARTER 2003 RESULTS

[BOVESPA LOGO]      - EBITDA margin of 37% of service revenues for the quarter
[GRAPHIC OMITTED]      - Positive free cash flow of R$36 million for the quarter
                              - Improved blended ARPU at R$37



Brasilia, July 22, 2003 - Tele Norte Celular Participacoes S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the providers of cellular telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, today announced its second quarter 2003 results. The Company's client base totaled 947,173 for the quarter. EBITDA reached R$41 million in the 2Q03, representing 37% of service revenues.


Operating Highlights:

Improved client base mix         The Company's customer base reached 947,173
                                 during the second quarter of 2003, remaining stable when compared to previous quarter and representing an improvement in the quality of the client base.

                                 For the second quarter of 2003, postpaid net additions were 11,222, bringing the total postpaid base to 265,495 clients or 28% of the total client base. The prepaid base decreased by 10,814 customers, ending the quarter with 681,678 customers or 72% of the total base.

                                 -----------------------------------------------
                                               Client Base
                                 -----------------------------------------------
                                                Clients (000)
                                 2Q02        3Q02       4Q02      1Q03      2Q03
                 Postpaid         254        241        255       254       265
                 Prepaid          654        669        686       692       682
                                  ----------------------------------------------
                 Total            908        911        941       947       947


Churn rates                      For the second quarter of 2003, the blended
                                 annualized churn rate was 36% compared to the 30% reported in the previous quarter due to increases in both postpaid and prepaid churn rates. The postpaid annualized churn rate increased to 38% from 30% in the 1Q03. The prepaid annualized churn rate for the quarter was 36% compared to the 30% registered in the previous quarter.


                                                     Second Quarter 2003 Results
[GRAPHIC OMITTED]                                                              1

Net revenues of R$127.6          Net service revenues totaled R$111.5 million
million for the quarter          for the quarter, 6% higher when compared to
                                 the previous quarter, which was largely due to the 4% increase in total outgoing traffic.
                                 Year-over-year net service revenues increased by 15%. Net equipment revenues totaled R$16.2 million, an increase of 45% over the previous quarter. This increase was associated with higher acquisitions due to Mothers' Day and Valentine's Day sales campaigns. As a result, total net revenues were R$127.6 million for the quarter, 10% and 20% higher when compared with the previous quarter and the same quarter of 2002, respectively.

                                 For the 2Q03, handset subsidies for client acquisition were R$4.5 million or R$52 per gross addition, higher than the R$38 registered during the 1Q03. This increase was a direct result of intensifying competition in the market.

Stable cost of services          Cost of services for the 2Q03 totaled R$32.9
                                 million, in line with the previous quarter.

                                 Selling and marketing expenses for the quarter totaled R$25.9 million, up 40% quarter-over-quarter. This difference can be attributed to: a) the increase of advertising expenses related to the launch of the new relationship program ("Voce") and to the quarter's sales campaigns; b) higher retention expenses; and, c) increased commission expenses due to higher gross additions in the period.

                                 Customer acquisition cost for the second quarter of 2003 increased to R$191 from the R$151 reported in the 1Q03. This can be primarily attributed to higher sales efforts during the second quarter and the higher percentage of postpaid customers added during the period. Retention costs for the 2Q03 represented 9.5% of net service revenues, above the 7.8% registered during the previous quarter. This increase is associated with start-up costs related to the aforementioned new relationship program.

                                 As compared to the previous quarter, G&A expenses decreased by 78%. The difference is related to: a) a non-recurring event that adversely impacted the 1Q03 results by R$11.0 million (see the 1Q03 Earnings Release for details); and, b) a non-recurring event related to VAT tax in the net amount of R$5.9 million that positively affected the 2Q03 results. Excluding the non-recurring effects, G&A expenses for the second quarter of the year would have been R$10.4 million or 9.4% of net service revenues, representing an increase of R$0.9 million when compared to the adjusted figure for the 1Q03.

Bad debt at low levels           Bad debt remained at low levels, representing
                                 2.3% of net service revenues when compared to the 2.4% registered in the previous quarter.
                                 When calculated against total net revenues, bad debt reached 2.0% during 2Q03.

Blended ARPU increased           Postpaid MOU (minutes of use) for 2Q03 totaled
to R$37 for the quarter          202, in line with the previous quarter.
                                 However, postpaid ARPU increased 4.5% when compared to the 1Q03, reaching R$84.4. This increase is associated with slightly higher outgoing usage and to the increase in interconnection tariffs that became effective on February 6, 2003 and were fully reflected in the 2Q03 results.

                                 Prepaid MOU decreased in the quarter to 51 from the 53 reported in the previous quarter. Despite the decrease in MOU, prepaid ARPU increased to R$19.2 in the quarter compared to the R$18.6 registered in the 1Q03.

                                 As a result, the blended ARPU increased to R$37.1 compared to the R$35.3 registered in the previous quarter, representing a 5% increase.

                                                     Second Quarter 2003 Results
[GRAPHIC OMITTED]                                                              2

                                 -----------------------------------------------
                                                   ARPU
                                 -----------------------------------------------
                                                    R$
                                 2Q02        3Q02       4Q02      1Q03      2Q03
                 Postpaid        80.3        87.0       83.0      80.8      84.4
                 Prepaid         16.0        18.2       18.7      18.6      19.2
                 Blended         34.8        36.8       35.7      35.3      37.1



Market share estimated           Market share was estimated at 49% compared to
at 49%                           the 52% registered in the previous quarter.
                                 Gross sales share for 2Q03 was an estimated
                                 30%.

EBITDA margin of 36.9%           EBITDA and EBITDA margin (excluding handsets)
of service revenues for          for the second quarter of 2003 reached R$41.1
the quarter                      million and 36.9%, respectively, compared to
                                 the R$28.3 million and 26.9% registered in the previous quarter. It should be noted that 1Q03's EBITDA was negatively impacted by a non-recurring G&A expense in the amount of R$11.0 million and that the 2Q03 was positively impacted by the reversal of a contingency related to VAT tax in the net amount of R$5.9 million.

                                 -----------------------------------------------
                                                  EBITDA
                                 -----------------------------------------------
                                                 R$ millions
                                 2Q02        3Q02       4Q02      1Q03     2Q03
                 EBITDA          29.7        33.2       41.4      28.3     41.1
                 EBITDA Margin   30.5%       31.8%      40.1%     26.9%    36.9%



Depreciation                     For the 2Q03, depreciation and amortization
and amortization                 reached R$24.7 million, a decrease of R$2.7
                                 million when compared to the previous quarter.
                                 The decrease is related to the completion of depreciation of the old billing system, which is expected to be replaced by the end of September in 2003.

Net financial expenses of                               R$ millions
R$20.8 million for the                                     2Q03         YTD
year
                                 Interest Expense (a)         (68.5)      (86.9)
                                 Interest Income (b)            2.9         8.6
                                 Foreign Exchange Gain
                                        (Loss) (c)             41.7        57.5
                                                         ----------    ---------
                                 Net Financial Income
                                        (Expense)             (23.9)      (20.8)

                                 Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

                                                     Second Quarter 2003 Results
[GRAPHIC OMITTED]                                                              3

                                 Detailed Financial Income/Expense Information
                                             (net of taxes*)

                                                                 R$ millions
                                                               2Q03          YTD
                                 Expense related to debt
                                    denominated in foreign
                                    currency                   37.2        46.8
                                 Gain (loss) on hedge
                                    operations                (57.9)      (65.3)
                                                              ------------------
                                  Sub-total                   (20.7)      (18.5)
                                 Expense related to debt
                                    denominated in Reais       (3.1)       (6.2)
                                                              ------------------
                                 Financial expense
                                    (debt related)            (23.8)      (24.7)
                                 Net financial expense
                                    (not related to debt)**    (1.4)       (1.0)
                                                              ------------------
                                  Sub-total                   (25.3)      (25.7)
                                 Interest income - cash
                                    investing activities        1.4         4.9
                                                              ------------------
                                 Net Financial Income
                                    (Expense)                 (23.9)      (20.8)
                                 * Net of PIS/COFINS on interest income.
                                 ** Net financial expense not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.


Net debt of R$289.4              As of June 30, 2003, the Company's indebtedness
million                          was partially offset by cash and cash
                                 equivalents (R$23.0 million) but was impacted by accounts payable from hedging operations
                                 (R$10.4 million), resulting in net debt of R$289.4 million. Total debt was R$302.0 million, with 74% denominated in foreign currencies (59% denominated in US Dollars and 15% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currency, 98% was hedged.

                                 -----------------------------------------------
                                                 Net Debt
                                 -----------------------------------------------
                                                 R$ millions
                                 2Q02        3Q02       4Q02      1Q03     2Q03
                                 295         319        297       301      289

Year-to-date net loss of         The net loss for the 2Q03 totaled R$2.4
R$0.4 million                    million, or R$0.355 per ADS (R$0.007 per
                                 thousand million shares). Year-to-date, net losses reached R$0.4 million, or R$0.064 per ADS (R$0.001 per thousand shares).

Investments totaled              During the second quarter of 2003, Amazonia
R$5.0 million for the            Celular's capital expenditures were R$5.0
quarter                          million. Year-to-date investments totaled R$9.9
                                 million. It should be noted that reduced capital expenditures has not impacted the Company's ability to provide quality service or support traffic demand.

                                 -----------------------------------------------
CAPEX breakdown                  CAPEX            2Q02   3Q02  4Q02   1Q03  2Q03
                                 (R$ millions)
                                 Network           5.5    5.9   6.8    0.5   3.0
                                 IS/IT             5.0   10.0   3.9    4.0   1.5
                                 Others            1.0    0.7   0.7    0.4   0.5
                                 T O T A L        11.5   16.6  11.4    4.9   5.0


Positive free cash flow          Free cash flow for the quarter was a positive
                                 R$35.7 million. Year-to-date, free cash flow amounted to a positive R$29.0 million.


                                                     Second Quarter 2003 Results
[GRAPHIC OMITTED]                                                              4

Debt payment schedule            Year        R$ millions        % denominated in
                                                                foreign currency

                                 2003              111.9                    86%
                                 2004              103.2                    69%
                                 2005               85.3                    63%
                                 2006 and beyond     1.6                   100%


Financial ratios                       Ratios                    2Q02        3Q02        4Q02      1Q03        2Q03
                                 Net Debt/EBITDA (1) =           2.25        2.29        2.20      2.28        2.01
                                 Net Debt/Total Assets =          37%         36%         37%       40%         43%
                                 Interest Coverage Ratio (1) =    3.4         3.7         3.6       3.3         3.7
                                 Current Liquidity Ratio =        1.3         0.9         0.7       0.7         0.6
                                 (1) Last twelve months

Best Call Center in Brazil       On May 26, 2003, the Company won an award for
                                 having the best customer care among companies in Brazil. This award was sponsored by Consumidor Moderno Magazine, a Brazilian magazine focused on analyzing customer related issues, particularly those dealing with customer service. This is the first time that a company in the North of Brazil receives such an award.

Outlook For the third quarter of 2003, Amazonia Celular expects to maintain gross sales share at approximately 30-35%. ARPUs should remain stable for both postpaid and prepaid users. Bad debt level, as a percentage of net service revenues, is expected to remain at approximately 2.0% to 3.0% for the third quarter of the year.

                                 Amazonia Celular expects mobile penetration, within the Company's concession area, to increase to 13-14% by year-end from the current level of 12%.

                                 Excluding an eventual technological transition, total capital expenditures for the year are expected to reach R$50 million.



                                  Additional information can be found at:

                                     http://www.telenorteholding.com.br
                                     ----------------------------------


This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

                                                     Second Quarter 2003 Results
[GRAPHIC OMITTED]                                                              5

                                                               OPERATIONAL DATA

                                                              2002                              2003
                                               2nd         3rd       4th        1st        2nd                       Var.%
                                             Quarter    Quarter    Quarter    Quarter    Quarter       YTD        (2Q03/1Q03)
---------------------------------------------------------------------------------------------------------------------------
 Licensed Pops in millions                      15.8       15.8        15.8      15.8       15.8        15.8        0.01%
---------------------------------------------------------------------------------------------------------------------------
 Clients                                     907,728    910,574     940,958   946,765    947,173      947,173        0.0%
   Postpaid                                  253,810    241,081     254,903   254,273    265,495      265,495        4.4%
   Prepaid                                   653,918    669,493     686,055   692,492    681,678      681,678       -1.6%
---------------------------------------------------------------------------------------------------------------------------
 MOU Incoming
   Postpaid                                      100        104          91        77         74          75        -4.7%
   Prepaid                                        44         48          50        44         42          43        -4.6%
 MOU Outgoing
   Postpaid                                      125        145         147       126        128         127         2.3%
   Prepaid                                         9         11          11         9          9           9        -1.3%
---------------------------------------------------------------------------------------------------------------------------
 Total Outgoing Traffic (Million of            115.9      128.4       129.7     114.4      118.5       233.0         3.6%
 Minutes)
 Total Incoming Traffic (Million of Minutes)   163.6      171.8       168.1     150.2      144.1       294.3        -4.1%
---------------------------------------------------------------------------------------------------------------------------
 Average Revenue per User - ARPU (R$)           34.8       36.8        35.7      35.3       37.1        36.2         5.0%
   Postpaid                                     80.3       87.0        83.0      80.8       84.4        82.7         4.5%
   Prepaid                                      16.0       18.2        18.7      18.6       19.2        18.9         3.1%
---------------------------------------------------------------------------------------------------------------------------
 Service Revenues (R$ millions)
   Monthly Fee                                17,955     17,395      18,038    20,233     21,274      41,507         5.1%
   Outgoing Traffic                           31,024     35,604      33,747    31,738     33,842      65,580         6.6%
   Incoming Traffic                           45,969     48,396      47,064    47,981     50,037      98,017         4.3%
   Other                                       2,368      2,737       4,342     5,081      6,326      11,407        24.5%
                                          ---------------------------------------------------------------------------------
   TOTAL                                      97,315    104,133     103,191   105,032    111,478     216,511         6.1%
---------------------------------------------------------------------------------------------------------------------------
 Churn-Annualized Rate                         34.5%      32.8%       27.7%     30.4%      36.3%       33.3%        19.4%
 Cost of Acquisition (R$)                        207        151         231       151        191         172        26.5%
 Retention Costs (% of serv. net revenues)      6.3%       9.0%        6.8%      7.8%       9.5%        8.7%        21.8%
 CAPFJC (R$ millions)                           11.5       16.6        11.4       4.9        5.0         9.9         2.9%
---------------------------------------------------------------------------------------------------------------------------
 Number of locations served                      128        139         157       158        165         165         4.4%
 Number of cell sites                            385        397         411       398        399         399         0.3%
 Number of switches                                9          9           9        11         11          11         0.0%
---------------------------------------------------------------------------------------------------------------------------
 Headcount                                       991        974         910       852        816         816        -4.2%
 Market Share                                    65%        61%         56%       52%        49%         49%        -5.8%
---------------------------------------------------------------------------------------------------------------------------

                                                     Second Quarter 2003 Results
[GRAPHIC OMITTED]                                                              6

                                                      INCOME STATEMENT (BR GAAP)

                                                                                                                  (R$ 000)

                                                              2002                              2003
                                               2nd         3rd       4th        1st         2nd                       Var.%
                                             Quarter    Quarter    Quarter    Quarter     Quarter       YTD        (2Q03/1Q03)
---------------------------------------------------------------------------------------------------------------------------
 Service Revenues - GROSS               128,334      135,947     133,962      134,616      143,007     277,623         6.2%
 Equipment Revenues - GROSS              12,737       15,139      21,905       14,664       21,607      36,271        47.3%
-----------------------------------------------------------------------------------------------------------------------------
 Total Revenues -GROSS                  141,071      151,086     155,867      149,280      164,614     313,894        10.3%
 Taxes                                  (34,263)     (35,204)    (35,673)     (33,093)     (36,972)    (70,065)       11.7%
 Service Revenues-NET                    97,316      104,133     103,210      105,032      111,479     216,511         6.1%
 Equipment Revenues-NET                   9,492       11,749      16,984       11,155       16,163      27,318        44.9%
-----------------------------------------------------------------------------------------------------------------------------
 Total Revenues-NET                     106,808      115,882     120,194      116,187      127,642     243,829         9.9%
 Cost of Services                        28,740       30,536      31,026       32,343       32,864      65,207         1.6%
 Cost of Equipment                       12,462       14,536      22,814       14,110       20,640      34,750        46.3%
 Selling & Marketing Expenses            18,777       22,100      23,973       18,444       25,874      44,318        40.3%
 Bad Debt Expense                         3,260        2,143         439        2,562        2,572       5,134         0.4%
 General & Administrative Expenses       13,891       13,410         555       20,453        4,543      24,996       -77.8%
-----------------------------------------------------------------------------------------------------------------------------
 EBITDA                                  29,678       33,157      41,387       28,275       41,149      69,424        45.5%
   %                                      30.5%        31.8%       40.1%        26.9%        36.9%       32.1%        37.1%
 Depreciation & Amortization             24,628       27,060      26,775       27,400       24,704      52,104        -9.8%
 Interest Expense (1)                     7,798       14,247      10,358       18,335       68,518      86,853       273.7%
 Interest Income                        (40,858)     (87,760)     28,548       (5,663)      (2,923)     (8,586)      -48.4%
 Foreign Exchange Loss                   58,974      108,783     (33,619)     (15,724)     (41,745)    (57,469)      165.5%
 Others                                   2,300         (186)     (3,975)         913         (188)        725      -120.6%
 Income Taxes                            (8,129)     (12,131)     10,678          655       (4,040)     (3,385)     -716.8%
 Minority Interests                      (3,693)      (4,252)      1,009          415         (801)        386      -293.0%
-----------------------------------------------------------------------------------------------------------------------------

 Net Income                             (11,342)     (12,604)      1,613        1,944       (2,376)       (432)     -222.2%
-----------------------------------------------------------------------------------------------------------------------------
 Number of shares (thousand)        335,084,155  335,084,155  335,084,155 335,084,155  335,084,155  335,084,155        0.0%
 Earnings per thousand shares (R$)       (0.034)      (0.038)       0.005       0.006       (0.007)      (0.001)    -222.2%
 Earnings per ADS (R$)                   (1.692)      (1.881)       0.241       0.290       (0.355)      (0.064)    -222.2%

(1) Interest paid: 2Q02 - R$9,694 thousand; 3Q02 - R$7,917 thousand; 4Q02 - R$11,529 thousand; 1Q03 - R$11,356 thousand; and, 2Q03 - R$7,808 thousand.






                                                     Second Quarter 2003 Results
[GRAPHIC OMITTED]                                                              7

                                                        BALANCE SHEET (BR GAAP)

                                                                                                                 (R$ 000)
                                    2Q03            1Q03                                         2Q03             1Q03
-------------------------------------------------------------------------------------------------------------------------
 Current Assets                                                Current Liabilities
 Cash & cash equivalents              14,956       44,235      Loans & Financing                  163,523       185,172
 Accounts Receivable                  71,614       61,617      Loan Interest                        2,326         3,682
 Taxes Receivable                     28,981       31,010      Suppliers                           39,661        31,976
 Other Assets                         32,833       40,665      Taxes Payable                        4,856         5,548
                                      ------       ------      Dividends                            1,522         3,045
                                     148,384      177,527      Other Current Liabilities           25,253        10,569
                                                                                                   ------        ------
                                                                                                  237,141       239,992
 Long-term Assets                     85,286      116,880      Loans & Financing                  138,500       197,432
 Deferred Assets                           -            -      Other Long-term Liabilities          7,643        21,945
 Plant & Equipment                   434,560      452,866      Minority Interest                   57,564        58,365
                                                               Shareholders' Equity               227,382       229,539
-------------------------------------------------------------------------------------------------------------------------
                                     668,230      747,273                                         668,230       747,273
-------------------------------------------------------------------------------------------------------------------------


                            DEBT POSITION (BR GAAP)
                                                                    (in R$ 000)
                                               2Q03
-------------------------------------------------------------------------------
                                                      Currency
   Debt                      R$             US$     Basket Index       Total
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Short term                31,830        114,281        17,412         163,523
 Long Term                 47,746         63,185        27,569         138,500
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 Total                     79,576        177,466        44,981         302,023


                                                     Second Quarter 2003 Results
[GRAPHIC OMITTED]                                                              8

                              CASH FLOW (BR GAAP)
                                                                       (R$ 000)
                                                                 2Q03     YTD
 Operating Activities
 Net income (loss)                                             (2,376)    (432)
 Adjustments to reconcile net income (loss) to net cash
 provided by operating cash activities
  Depreciation and amortization                                24,704   52,104
  Monetary variation and foreign exchange loss (principal)    (40,234) (54,677)
  Unrealized income on hedging operations                      60,836   70,935
  Deferred income taxes and social charges                     (3,572)  (3,385)
  Minority interest                                              (801)    (386)
  Other                                                        (3,669)  (3,749)
 Changes in operating assets and liabilities                  (18,755) (37,418)
                                                             ------------------
 Net cash provided by operating activities                     16,133   22,992

 Investing Activities
  Proceeds from sale of property, plant and equipment             118    2,442
  Capital expenditures                                         (5,043)  (9,930)
                                                             ------------------
 Net cash used in investing activities                         (4,925)  (7,488)
                                                             ------------------
 Financing Activities
  Amortization of loans                                       (40,347) (60,321)
  Payment of dividends and interest on capital                   (140)    (155)
                                                             ------------------
 Net cash provided by financing activities                    (40,487) (60,476)

 Net increase (decrease) in cash and cash equivalents         (29,279) (44,972)

 Cash and cash equivalents, beginning of the period            44,235   59,928

 Cash and cash equivalents, end of the period                  14,956   14,956



                                                     Second Quarter 2003 Results
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                           GLOSSARY OF KEY INDICATORS

I)    Average Customers

a)    Average customers - monthly

               Sum of customers at the beginning and the end of the month
               ----------------------------------------------------------
                                         2
b)    Average customers - quarterly and year to date

               Sum of the average customers for each month of the period
               ---------------------------------------------------------
                            Number of months in the period

II)   Churn Rate (Annualized)

a)    Churn % quarterly

               Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12
               ----------------------------------------------------------------
                                         3
b)    Churn % - year to date


        YTD deactivations / Sum of avg monthly opening customers since beginning of the year x 12
        ----------------------------------------------------------------
                             Number of months in the period

III)  MOU - Minutes of Use (Monthly)

       Number of total billable minutes for the period / Average customers for the period
       --------------------------------------------------------------------
                        Number of months in the periods

IV)   ARPU - Average Revenue per User

       Net service revenues for the period (excluding roaming-in revenues)
       -------------------------------------------------------------------
                        Average customers for the period

V)    Customer Acquisition Cost

 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
        ----------------------------------------------------------------
                    Number of gross activations in the period

VI)   Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
               - Minority Interests - Working Capital Variation)
* Considers interest paid.

VII)  Working Capital Variation

             Working Capital Variation = ((DELTA) Current Assets -
       (DELTA) Cash & Cash Equivalents ) - ((DELTA) Current Liabilities -
        (DELTA) Short Term Loans and Financing - (DELTA) Loan Interest -
                               (DELTA) Dividends)

VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX)   Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities



                                                     Second Quarter 2003 Results
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